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                                                                      Exhibit 20

FOR IMMEDIATE RELEASE

                               [ACTIVE POWER LOGO]

                ACTIVE POWER, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

AUSTIN, Texas -- (Business Wire) - Dec. 14, 2001 Active Power, Inc. (Nasdaq:
ACPW) announced today that on December 13, 2001 its board of directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on December 26, 2001. The Rights Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights Plan was not adopted in response to any specific threat or takeover offer. The Rights will expire on December 26, 2011.

Each Right will entitle stockholders to buy one unit of a share of preferred stock for $40.00. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the board prior to attempting to takeover.

For a more detailed description of the Stockholder Rights Plan and its operation, please consult the Company's most recent 8-K filing with the Securities and Exchange Commission.

About Active Power:

Active Power, Inc. (www.activepower.com) designs, manufactures and markets
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battery-free power quality products that provide the consistent, reliable electric power required by today's digital economy. Active Power is the first company to commercialize a flywheel energy storage system, CleanSource(R) that provides a highly reliable, low-cost and non-toxic replacement for lead-acid batteries used in conventional power quality installations. Through a strategic alliance, Active Power and Caterpillar Inc. jointly developed a battery-free uninterruptible power supply (UPS), which is marketed under the Caterpillar brand name.

FOR ADDITIONAL INFORMATION:
Dave Gino, CFO, Active Power, Inc., Austin, 512.836.6464
Bob Gray, Investor Relations, Active Power, Inc., Austin, 512.744.9284, bgray@activepower.com
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Jennifer Lozier, Public Relations, Active Power, Inc., Austin, 512.744.9461,
jlozier@activepower.com
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